Exhibit 99.1

Tweed joins Pride Toronto to celebrate progress, fight stigma, and build a more inclusive world for all

June 22, 2018

SMITHS FALLS, ON and TORONTO — Tweed, the industry’s best-known cannabis brand, is pleased to join Pride celebrations taking place this week in Toronto and culminating in the famous Toronto Pride Parade on Sunday, June 24.

From the very beginning, Tweed has been focused on fighting stigma and changing perceptions around a plant that has the power to help and heal, while also sowing the seeds of progress and community development across Canada.

It’s this same spirit that fuels Tweed’s commitment to progress and change, not just around cannabis, but around all of the issues that define us as a country, company, and ultimately as people. At Tweed, we know that diversity and inclusion are a source of strength. They help us innovate, expand our horizons and perspectives, and most importantly are essential to everyone living their authentic and proud life.

Because of this, we’re honoured to contribute to Toronto Pride and other amazing Pride celebrations across the country that embody these values and drive progress forward. It’s equally important to note that our participation is not a one-way street and has also prompted self-reflection and development. We’re a company that’s growing fast and as we do, we continue to find opportunities to promote an inclusive and diverse workplace for all with the knowledge that there’s always room for improvement.

“We’re proud to march alongside Pride to celebrate the progress we’ve made on issues of social justice, inclusion, and diversity while also smashing outdated perceptions about cannabis along the way,” said Bruce Linton, Founder and CEO, Tweed. “Pride events across Canada and the world are fundamental to acknowledging the sacrifice of activists and pioneers while also reminding us that better is always possible.”

To our friends at Pride Hamilton, Niagara, and Winnipeg it was so great to celebrate with you. To Pride Halifax, PEI Pride, and Capital Pride in Ottawa, we can’t wait to see and celebrate with you soon.

Here’s to Future progressive, inclusive, and loving Growth. (And an amazing Toronto Pride!)

Exhibit 99.1

Contact:

Caitlin O’Hara

Media Relations

Caitlin.Ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.Burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Tweed:

Tweed is a globally recognized cannabis brand and subsidiary of Canopy Growth Corporation (TSX:WEED, NYSE:CGC). It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell cannabis, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted. As cannabis laws liberalize around the world, Tweed will expand its leading Canadian position around the globe. Learn more at www.tweed.com.

Notice Regarding Forward Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the company's performance in legal adult-use cannabis markets, and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.